

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 06, 2016

Via E-mail
Mr. Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics plc
101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

> **Re: Adaptimmune Therapeutics plc**
> **Form 20-F for the Transition Period From July 1, 2015 to December 31, 2015**
> **Filed March 17, 2016**
> **File No. 001-37368**

Dear Mr. Rawcliffe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance